SECURITIES & EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        Notification of Late Filing

                             COMPUTER POWER INC.

                       Commission File Number 0-15927
                                              -------

(Check one)    Form 10-K and    Form 10-KSB   Form 11-K   Form 20-F

               Form 10-Q and  X  Form 10-QSB   Form N-SAR
                             ---
                 For the period ended June 30, 1999
                                      -------------
  Transition Report on Form 10-K and Form 10-KSB
  Transition Report on Form 20-F
  Transition Report on Form 11-K
  Transition Report on Form 10-Q and Form 10-QSB
  Transition Report on Form N-SAR

                 For the transition period ended ______________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________

                                 PART I

                         REGISTRANT INFORMATION

            Full name of Registrant COMPUTER POWER, INC.
                                    -------------------

            Former name, if applicable______________________


              124 West Main Street, High Bridge, NJ  08829
             ________________________________________________
                  Address of principal executive office

                                PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

___ (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 x
___ (b) The subject annual report, semi-annual report, transition report on Form 10-K 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III

                              NARRATIVE

During the second quarter, the Company experienced problems with its accounting software due in part to its non-Y2k compliant nature and in part due to management turnover. This caused a delay in having reliable financial numbers ready until August 10, 1999.

Moreover, the Company expects to report a significant gain due to Debt forgiveness. This will be reported as an extraordinary item. Discussions regarding this event have taken considerable time.


                                PART IV

                           OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                  William Hastings       (908)638-8000
                  _____________________________________

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that
the registrant was required to file such report(s) been filed. Yes  X   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof.                                                       Yes      No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           COMPUTER POWER, INC.
             ______________________________________________
             Name of Registrant as Specified in its Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  AUGUST 16, 1999            By: /s/ William H. Hastings
_____________________            _____________________________
                                  Controller